Mary K. Johnson Vice President, Corporate Counsel
The Prudential Insurance Company of America 751 Broad Street, Newark, NJ 07102-3777 Tel 860-534-7704 kate.johnsonk@prudential.com

April 22, 2019

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:    Initial Registration Statement on Form N-4
Pruco Life Flexible Premium Variable Annuity Account (Registrant)
Pruco Life Insurance Company (Depositor)

Members of the Commission:
Enclosed for filing on behalf of the above-referenced Registrant is an initial Registration Statement on Form N-4.
The purpose of the N-4 is to register a flexible premium deferred annuity which offers an optional living benefit and an optional death benefit.
If you have any questions, please call me at (860) 534-7704.
Very truly yours,

/s/Mary K. Johnson _______________________________
Mary K. Johnson
Vice President, Corporate Counsel